August 14, 2013
Mara L. Ransom
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Asbury Automotive Group, Inc.

Pre-effective Amendment No. 1 to Registration Statement on Form S-4

Filed July 26, 2013

File No. 333-189531
Dear Ms. Ransom:
We have reviewed the comment in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 7, 2013 (referred to as the “Comment Letter”) regarding Asbury Automotive Group, Inc.’s (“we” or the “Company”) Pre-effective Amendment No. 1 to Registration Statement on Form S-4 filed with the SEC on July 26, 2013 (the “Registration Statement”). Our response to the comment is set forth below. For your convenience, we have included the text of your comment in bold prior to our related response.

General

1.    We note your response to comment one in our letter dated July 18, 2013, as well as your disclosure in your Form 10-Q for the fiscal period ended June 30, 2013 that “Asbury Automotive Group, Inc. is a holding company with no material independent assets or operations [emphasis added].” However, Note 1 of Rule 3-10(f) requires disclosure, if true, that the “parent company has no independent assets or operations [emphasis added].” Please advise or revise accordingly.

We hereby confirm that, for all financial statement periods incorporated by reference into the Registration Statement, the Company has been a holding company with no independent assets or operations. The Company undertakes to include the following language in appropriate future filings with the Commission to the extent applicable to the Company, or otherwise comply with the provisions of Rule 3-10(f) of Regulation S-X, for as long as such regulation is applicable to the Company and its securities, and does not believe an amendment to the Registration Statement is necessary in light thereof:

Asbury Automotive Group, Inc. is a holding company with no independent assets or operations. For all periods presented, our 8.375% Senior Subordinated Notes due 2020 and our 7.625% Senior Subordinated Notes due 2017 have been fully and unconditionally guaranteed, on a joint and several basis, by substantially all of our subsidiaries. Any subsidiaries which have not guaranteed such notes are "minor" (as defined in Rule 3-10(h) of Regulation S-X). As of [APPLICABLE DATE], there were no significant restrictions on the ability of our subsidiaries to distribute cash to us or our guarantor subsidiaries.

In connection with our above response, Asbury Automotive Group, Inc. acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the Comment Letter; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the such filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please address any questions you may have to me at (770) 418-8246 or via email at gvillasana@asburyauto.com.

Respectfully,

/s/ George A. Villasana
George A. Villasana Vice President, General Counsel and Secretary

cc:	Craig T. Monaghan, Chief Executive Officer, President and Director
Scott J. Krenz, Senior Vice President and Chief Financial Officer
Eugene S. Katz, Director and Chairman of the Audit Committee
Michael J. Sawicki, Controller and Chief Accounting Officer
Beau Bradley, Ernst & Young LLP
Joel May, Jones Day